SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 1-724

    Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLANS

Date: June 30, 2003	By	/s/ Pamela N. Hootkin
Pamela N. Hootkin, Member of
Administrative Committee

Financial Statements

Years ended December 31, 2002 and 2001

Contents

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

[Letterhead of Ernst & Young LLP]

Report of Independent Auditors

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 11, 2003

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Investments, at fair value (Notes A and E):
Investments held by UMB Trust:
Money Market Funds	$1,177,916	$ -
Mutual Funds	2,888,794	-
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	1,197,818	-
Shares of Master Trust:
Mutual Funds held by State Street Bank	-	5,804,017
Common Stock--Employer Company Fund	-	2,190,005
Money Market Fund	-	1,736,517
Participant loans receivable	250,304	221,010
Contribution receivable	42,125	33,005
Net assets available for benefits	$5,556,957	$9,984,554

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001

Additions
Contributions:
Employer Company Fund, net of forfeitures	$ 326,391	$ 258,808
Employees	686,686	559,458
Rollovers	123,413	122,808
Loan repayments	90,516
Loan repayments, interest	14,996	11,764
	1,242,002	952,838
Interest and investment income	117,597	112,728
Total additions	1,359,599	1,065,566

Deductions
Payments to participants	754,072	604,213
Loans issued	155,820
Other expenses	3,849	-
Transfer out	4,590,206	-
Administrative expenses	-	5,289
Total deductions	5,503,947	609,502

Net realized and unrealized depreciation of investments	(283,249)	(454,603)
Net (decrease) increase	(4,427,597)	1,461

Net assets available for benefits at beginning of year	9,984,554	9,983,093
Net assets available for benefits at end of year	$5,556,957	$9,984,554

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements

December 31, 2002

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan was amended effective January 1, 2002 in order to comply with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to modify certain administrative provisions.

Change in Trustee and Recordkeeper

Effective March 28, 2002, the Plan's Trustee changed from State Street Bank (the "Predecessor Trustee") to UMB Bank (the "Trustee" or "Successor Trustee"). On the same date, the Plan's recordkeeper changed from PricewaterhouseCoopers/Unifi Network (the "Predecessor Recordkeeper") to Strong Retirement Plan Services (the "Recordkeeper" or "Successor Recordkeeper").

Master Trust

On March 28, 2002, the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the "Master Trust") was established for the investment of the Company's Common Stock Fund. The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering hourly production, warehouse, distribution and U.S. retail field employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective April 1, 2002, the Plan covers hourly production, warehouse, distribution and U.S. retail field employees who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Contributions

Until March 31, 2002, participants were able to contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Effective April 1, 2002, participants may contribute up to 25% of pre-tax annual compensation. The Company matches 100% of the first 2% of base compensation that a participant contributed to the Plan plus 25% of the next 4% of base compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested. Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively. Upon death, permanent disability or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant. However, existing balances contributed to the Company's Common Stock Fund as of March 31, 1999 must remain in the fund until participants are age 55 or older, at which time they may choose to transfer their investment.

A. Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 2002, approximately $10,000 was held by the Plan as forfeitures of non-vested or partially vested, terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

A. Description of the Plan (continued)

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee. Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company. The Master Trust holds the investments in Employers Common Stock. The Plan shares in the Master Trust interest and investment income based upon its participants' shares of the Master Trust net assets available for benefits.

B. Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 presentation.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2002 and 2001, the Master Trust purchased -0- and 103,200 shares, respectively, of the Company's common stock and received $131,563 and $187,304, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 20,519 and 168,533 shares of the Company's common stock during the years ended December 31, 2002 and 2001, respectively.

D. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
	2002	2001

Common stock - Employer Company Fund	$ 134,233	$(353,566)
Investment in Master Trust	(24,650)	-
Shares of registered investment companies	(392,832)	(101,037)
	$(283,249)	$(454,603)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2002	2001

Common stock - Employer Company Fund	$ -	$2,190,005
Equity Fund	-	2,336,179
Bond Fund	-	678,845
Balanced Fund	-	1,328,493
Spartan Equity Index Fund	-	809,659
Money Market Fund	-	1,736,517
Investment in Master Trust	1,197,818	-
Barclays Glob Eq Ind	433,681	-
Dodge & Cox Balanced	676,315	-
Dreyfus Appreciation Fund	821,881	-
Strong Advisor Bond	664,070	-
Strong Stable Value	1,177,916	-
Shares of registered companies representing less than 5%	292,847	650,841

D. Investments (continued)

The Plan was one of three plans in the AIP Master Trust and represented an approximate 15% interest in the trust at December 31, 2001. Effective March 28, 2002, the assets in this Master Trust were transferred to a new trustee. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2002 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$ 13,914,265	$ 8,384,429	$ 3,865,398	$10,064,698	$ 19,694,576	$ 3,225,345	$ 3,073,063	$ 4,753,611	$ 1,521,216	$ 68,496,601
Interest and investment income	47,455	77,551	44,411	65,597	44,993	(2,878)	(5,519)	16,043	-	287,653
Contributions received:
Employees	71,428	144,584	124,474	235,412	458,219	111,822	132,993	245,058	-	1,523,990
Rollovers	(31,429)	319	3,023	8,995	14,062	3,212	4,198	4,858	-	7,238
Employer, net of forfeitures	227,839	34,383	35,667	52,573	113,104	26,501	54,064	115,590	-	659,721
Net realized and unrealized appreciation (depreciation)	1,473,020	-	(39,430)	152,490	78,061	49,143	146,145	(11,189)	-	1,848,240
Loan principal repayments	12,659	24,905	19,808	27,803	43,773	17,311	14,116	39,232	-	199,607
Loan interest repayments	1,961	4,591	3,471	5,540	8,566	2,041	2,360	3,456	-	31,986
Loans issued	(31,544)	(36,623)	(17,949)	(55,097)	(82,557)	(23,852)	(31,041)	(29,536)	88,557	(219,642)
Payments to participants	(1,293,379)	(656,612)	(382,741)	(761,454)	(1,475,122)	(256,262)	(177,056)	(165,241)	(121,951)	(5,289,818)
Transfers to UMB	(14,392,275)	(7,977,527)	(3,656,132)	(9,796,557)	(18,897,675)	(3,152,383)	(3,213,323)	(4,971,882)	(1,487,822)	(67,545,576)
Net assets at end of year	$ -	$ -	$ -	$ -	$ -	$	$ -	$ -	$ -	$ -

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

D. Investments (continued)

The Plan was one of three plans in the AIP Master Trust and represented an approximate 15% interest in the trust at December 31, 2001. Effective March 28, 2002, the assets in this Master Trust were transferred to a new trustee. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2001 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$17,408,929	$ 6,931,550	$2,266,319	$10,055,036	$21,671,208	$4,317,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740
Interest and investment income	211,805	326,000	172,897	521,328	398,155	-	-	54,834	-	1,685,019
Contributions received:
Employer Company, net of forfeitures	904,344	130,593	76,131	158,708	414,788	93,210	180,316	430,467	-	2,388,557
Employees	347,457	576,294	417,928	1,103,647	1,881,342	454,350	509,091	986,114	-	6,276,223
Net realized and unrealized appreciation (depreciation)	(2,480,462)	-	67,698	(628,631)	(2,438,359)	(815,305)	89,859	(590,066)	-	(6,795,266)
Loans to participants, net of repayments	876,751	(73,168)	(18,458)	(91,618)	(103,105)	(18,936)	(11,975)	(7,568)	428,822	980,745
Payments to participants	(1,952,865)	(986,112)	(263,837)	(934,613)	(1,388,626)	(239,222)	(145,340)	(295,294)	(63,404)	(6,269,313)
Administrative expenses	-	(17,517)	-	-	-	(32,813)	(17,774)	-	-	(68,104)
Transfers (to) from other accounts	(1,401,694)	1,496,789	1,146,720	(119,159)	(740,827)	(533,189)	104,654	46,706	-	-
Net assets at end of year	$13,914,265	$8,384,429	$3,865,398	$10,064,698	$19,694,576	$3,225,345	$3,073,063	$4,753,611	$1,521,216	$68,496,601

Plan's beneficial interest at end of year	$ 2,190,005	$1,736,517	$ 678,845	$ 1,328,493	$ 2,336,179	$ 334,520	$ 316,321	$ 809,659	$ 221,010	$ 9,951,549

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

E. Non-Participant-Directed Investments

Changes in the Master Trust net assets held during the year ended December 31, 2002 were as follows:

December
31, 2002

Net assets:
Phillips-Van Heusen common stock	$13,358,089
Strong Money Market Fund	524,115
Other	2,168
$13,884,372

Year ended December 31, 2002

Net assets at beginning of year	$ -
Changes in net assets:
Transfer from predecessor trustee	14,595,742
Contributions	821,757
Loan repayments, interest	6,273
Earnings and net realized and unrealized depreciation in fair value	(403,837)
Distributions to participants	(1,074,496)
Transfers to participant directed investments	(61,067)
Net assets at end of year	$13,884,372

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been applied for. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2002	2001

Net assets available for plan benefits as reported on the financial statements	$5,514,832	$9,984,554
Less amounts allocated to withdrawn participants at end of the year	-	(16,424)
Net assets available for plan benefits as reported on the Form 5500	$5,514,832	$9,968,130

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2002

Benefits paid to participants per the financial statements	$754,072
Add amounts allocated to withdrawn participants at December 31, 2002	-
Less amounts allocated to withdrawn participants at December 31, 2001	(16,424)
Benefits paid to participants per the Form 5500	$737,648

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

H. Transfer Out

The prior Recordkeeper proposed a reallocation of assets among the plans in the predecessor Master Trust in 2001 by adjusting the opening balances. A final determination on the correct reallocation was made in March 2002 when the assets in the predecessor Master Trust were distributed to separate trusts for the plans and the Recordkeeper conversion process was complete. This transfer out adjustment was made to reflect this reallocation.

Supplemental Schedules

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Year ended December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Strong Retirement Plan Services	Barclays Global Equity Index; 54,688.6507 shares	$ 433,681
Strong Retirement Plan Services	Dodge & Cox Balanced Fund; 11,132.7572 shares	676,315
Strong Retirement Plan Services	Dreyfus Appreciation Fund; 26,342.3397 shares	821,881
Strong Retirement Plan Services	Janus Adviser International; 6,428.1233 shares	116,799
Strong Retirement Plan Services	Strong Advisor Small Cap Value; 9,275.4478 shares	176,048
Strong Retirement Plan Services	Strong Advisor Bond; 61,035.8456 shares	664,070
Total investments held by UMB Trust--Mutual Funds		$2,888,794

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Schedule H, Line 4j--Schedule of Reportable Transactions

Year ended December 31, 2002

Investment Manager	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (i)--Individual transactions in excess of 5% of Plan assets
Barclays Global Investors Equity Index Fund	$ 510,209	$ -	$ 510,209	$ 510,209	$ -
Dodge & Cox Balanced Fund	633,744	-	633,744	633,744	-
Dreyfus Appreciation Fund	1,017,687	-	1,017,687	1,017,687	-
PVH Company Stock Fund	1,539,277	-	1,539,277	1,539,277	-

Category (iii)--A series of transactions in excess of 5% of Plan assets
Barclays Global Investors Equity Index Fund	673,192	-	673,192	672,192	-
Dodge & Cox Balanced Fund	910,390	-	910,390	910,390	-
Dreyfus Appreciation Fund	1,196,834	-	1,196,834	1,196,834	-
Strong Advisor Bond Z Class Fund	691,619	-	691,619	691,619	-
PVH Company Stock Fund	1,887,225	-	1,887,225	1,887,225	-

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 2002.

[Letterhead of Ernst & Young LLP]

Report of Independent Auditors

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 11, 2003

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Investments, at fair value (Notes A and E):
Investments held by UMB Trust:
Money Market Funds	$ 8,128,884	$ -
Mutual Funds	37,208,748	-
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	12,727,265	-
Shares of Master Trust:
Mutual Funds held by State Street Bank	-	38,831,003
Common stock--Employer Company Fund	-	11,706,632
Money Market Fund	-	6,641,017
Participant loans receivable	1,545,892	1,298,702
Contribution receivable	281,262	271,072
Net assets available for benefits	$59,892,051	$58,748,426

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001

Additions
Contributions:
Employer Company Fund, net of forfeitures	$ 2,339,051	$ 2,210,729
Employees	5,529,906	5,514,112
Rollovers	287,988	302,942
Transfers in	4,621,830	-
Other income	90,997	-
Loan repayments	183,639
Loan repayments, interest	111,787	105,873
	13,165,198	8,133,656
Interest and investment income	1,156,212	1,569,764
Total additions	14,321,410	9,703,420

Deductions
Payments to participants	7,879,750	4,732,402
Loans issued	202,071	-
Administrative expenses	-	62,779
Total deductions	8,081,821	4,795,181

Net realized and unrealized depreciation of investments	(5,095,964)	(6,330,470)
Net increase (decrease)	1,143,625	(1,422,231)

Net assets available for benefits at beginning of year	58,748,426	60,170,657
Net assets available for benefits at end of year	$59,892,051	$58,748,426

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements

December 31, 2002

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan was amended effective January 1, 2002 in order to comply with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to modify certain administrative provisions.

Change in Trustee and Recordkeeper

Effective March 28, 2002, the Plan's Trustee changed from State Street Bank (the "Predecessor Trustee") to UMB Bank (the "Trustee" or "Successor Trustee"). On the same date, the Plan's recordkeeper changed from PricewaterhouseCoopers/Unifi Network (the "Predecessor Recordkeeper") to Strong Retirement Plan Services (the "Recordkeeper" or "Successor Recordkeeper").

Master Trust

On March 28, 2002, the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the "Master Trust") was established for the investment of the Company's Common Stock Fund. The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering salaried or clerical employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective April 1, 2002, the Plan covers salaried or clerical employees who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Contributions

Until March 31, 2002, participants were able to contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Effective April 1, 2002, participants may contribute up to 25% of pre-tax annual compensation. The Company matches 100% of the first 2% of base compensation that a participant contributed to the Plan plus 25% of the next 4% of base compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributed to employee contributions and the allocated earnings thereon are immediately vested. Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively. Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant. However, existing balances contributed to the Company's Common Stock Fund as of March 31, 1999 must remain in the fund until participants are age 55 or older, at which time they may choose to transfer their investment.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 2002, approximately $68,000 was held by the Plan as forfeitures of non-vested or partially vested, terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump-sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by the trustee. Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company. The Master Trust holds the investments in Employers Common Stock. The Plan shares in the Master Trust interest and investment income based upon its participants' shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 presentation.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2002 and 2001, the Master Trust purchased -0- and 103,200 shares, respectively, of the Company's common stock and received $131,563 and $187,304, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 20,519 and 168,533 shares of the Company's common stock during the years ended December 31, 2002 and 2001, respectively.

D. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
	2002	2001

Common stock - Employer Company Fund	$ 1,542,116	$(2,114,947)
Investment in Master Trust	(328,279)	-
Shares of registered investment companies	(6,309,801)	(4,215,523)
	$(5,095,964)	$(6,330,470)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2002	2001

Common stock - Employer Company Fund	$ -	$11,706,632
Equity Fund	-	17,343,394
Bond Fund	-	3,178,505
Balanced Fund	-	8,725,300
Spartan Equity Index Fund	-	3,941,349
Money Market Fund	-	6,641,017
Investment in Master Trust	12,727,265	-
Barclays Glob Eq Ind	3,956,731	-
Dodge & Cox Balanced	9,336,627	-
Dreyfus Appreciation Fund	13,547,355	-
Strong Advisor Small Cap Value	3,635,647	-
Strong Advisor Bond	4,310,394	-
Strong Stable Value	8,128,884	-
Shares of registered companies representing less than 5%	2,421,994	5,642,455

D. Investments (continued)

The Plan was one of three plans in the AIP Master Trust and represented an approximate 85% interest in the trust at December 31, 2001. Effective March 28, 2002, the assets in this Master Trust were transferred to a new trustee. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2002 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$ 13,914,265	$ 8,384,429	$ 3,865,398	$10,064,698	$ 19,694,576	$ 3,225,345	$ 3,073,063	$ 4,753,611	$ 1,521,216	$ 68,496,601
Interest and investment income	47,455	77,551	44,411	65,597	44,993	(2,878)	(5,519)	16,043	-	287,653
Contributions received:
Employees	71,428	144,584	124,474	235,412	458,219	111,822	132,993	245,058	-	1,523,990
Rollovers	(31,429)	319	3,023	8,995	14,062	3,212	4,198	4,858	-	7,238
Employer, net of forfeitures	227,839	34,383	35,667	52,573	113,104	26,501	54,064	115,590	-	659,721
Net realized and unrealized appreciation (depreciation)	1,473,020	-	(39,430)	152,490	78,061	49,143	146,145	(11,189)	-	1,848,240
Loan principal repayments	12,659	24,905	19,808	27,803	43,773	17,311	14,116	39,232	-	199,607
Loan interest repayments	1,961	4,591	3,471	5,540	8,566	2,041	2,360	3,456	-	31,986
Loans issued	(31,544)	(36,623)	(17,949)	(55,097)	(82,557)	(23,852)	(31,041)	(29,536)	88,557	(219,642)
Payments to participants	(1,293,379)	(656,612)	(382,741)	(761,454)	(1,475,122)	(256,262)	(177,056)	(165,241)	(121,951)	(5,289,818)
Transfers to UMB	(14,392,275)	(7,977,527)	(3,656,132)	(9,796,557)	(18,897,675)	(3,152,383)	(3,213,323)	(4,971,882)	(1,487,822)	(67,545,576)
Net assets at end of year	$ -	$ -	$ -	$ -	$ -	$	$ -	$ -	$ -	$ -

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

D. Investments (continued)

The Plan was one of three plans in the AIP Master Trust and represented an approximate 85% interest in the trust at December 31, 2001. Effective March 28, 2002, the assets in this Master Trust were transferred to a new trustee. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2001 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$17,408,929	$6,931,550	$2,266,319	$10,055,036	$21,671,208	$4,311,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740
Interest and investment income	211,805	326,000	172,897	521,328	398,155	-	-	54,834	-	1,685,019
Contributions received:
Employer Company, net of forfeitures	904,344	130,593	76,131	158,708	414,788	93,210	180,316	430,467	-	2,388,557
Employees	347,457	576,294	417,928	1,103,647	1,881,342	454,350	509,091	986,114	-	6,276,223
Net realized and unrealized appreciation (depreciation)	(2,480,462)	-	67,698	(628,631)	(2,438,359)	(815,305)	89,859	(590,066)	-	(6,795,266)
Loans to participants, net of repayments	876,751	(73,168)	(18,458)	(91,618)	(103,105)	(18,936)	(11,975)	(7,568)	428,822	980,745
Payments to participants	(1,952,865)	(986,112)	(263,837)	(934,613)	(1,388,626)	(239,222)	(145,340)	(295,294)	(63,404)	(6,269,313)
Administrative expenses	-	(17,517)	-	-	-	(32,813)	(17,774)	-	-	(68,104)
Transfers (to) from other accounts	(1,401,694)	1,496,789	1,146,720	(119,159)	(740,827)	(533,189)	104,654	46,706	-	-
Net assets at end of year	$13,914,265	$8,384,429	$3,865,398	$10,064,698	$19,694,576	$3,225,345	$3,073,063	$4,753,611	$1,521,216	$68,496,601

Plan's beneficial interest at end of year	$11,706,632	$6,641,017	$3,178,505	$ 8,725,300	$17,343,394	$2,887,163	$2,755,292	$3,941,349	$1,298,702	$58,477,354

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

E. Non Participant-Directed Investments

Changes in the Master Trust net assets held during the year ended December 31, 2002 were as follows:

December
31, 2002

Net assets:
Phillips-Van Heusen common stock	$13,358,089
Strong Money Market Fund	524,115
Other	2,168
$13,884,372

Year ended December 31, 2002

Net assets at beginning of year	$ -
Changes in net assets:
Transfer from predecessor trustee	14,595,742
Contributions	821,757
Loan repayments, interest	6,273
Earnings and net realized and unrealized depreciation in fair value	(403,837)
Distributions to participants	(1,074,496)
Transfers to participant directed investments	(61,067)
Net assets at end of year	$13,884,372

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been applied for. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2002	2001

Net assets available for plan benefits as reported on the financial statements	$59,892,051	$58,748,426
Less amounts allocated to withdrawn participants at end of the year	-	(1,233,195)
Net assets available for plan benefits as reported on the Form 5500	$59,892,051	$57,515,231

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2002

Benefits paid to participants per the financial statements	$ 7,879,750
Add amounts allocated to withdrawn participants at December 31, 2002	-
Less amounts allocated to withdrawn participants at December 31, 2001	(1,233,195)
Benefits paid to participants per the Form 5500	$ 6,646,555

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

H. Transfers In

The prior Recordkeeper proposed a reallocation of assets among the plans in the predecessor Master Trust in 2001 by adjusting the opening balances. A final determination on the current reallocation was made in March 2002 when the assets in the predecessor Master Trust were distributed to separate trusts for the plans and the Recordkeeper conversion process was complete. This transfer in adjustment was made to reflect this reallocation.

Supplemental Schedules

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Year ended December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Strong Retirement Plan Services	Barclays Global Equity Index Fund; 498,957.2509 shares	$ 3,956,731
Strong Retirement Plan Services	Dodge & Cox Balanced Fund; 153,689.3333 shares	9,336,627
Strong Retirement Plan Services	Dreyfus Appreciation Fund; 434,210.0962 shares	13,547,355
Strong Retirement Plan Services	Janus Adviser International; 133,296.3126 shares	2,421,994
Strong Retirement Plan Services	Strong Advisor Small Cap Value; 191,551.4752 shares	3,635,647
Strong Retirement Plan Services	Strong Advisor Bond; 396,175.9191 shares	4,310,394
Total investments held by UMB Trust--Mutual Funds		$37,208,748

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Schedule H, Line 4j--Schedule of Reportable Transactions

Year ended December 31, 2002

Investment Manager	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (i)--Individual transactions in excess of 5% of Plan assets
Barclays Global Investors Equity Index Fund	$ 4,598,349	$ -	$ 4,598,349	$ 4,598,349	$ -
Dodge & Cox Balanced Fund	9,394,472	-	9,394,472	9,394,472	-
Dreyfus Appreciation Fund	17,509,325	-	17,509,325	17,509,325	-
Strong Advisor Small Cap Value Z Class Fund	3,262,008	-	3,262,008	3,262,008	-
PVH Company Stock Fund	15,995,758	-	15,995,758	15,995,758	-
Strong Advisor Bond Z Class Fund	3,255,366	-	3,255,366	3,255,366	-

Category (iii)--A series of transactions in excess of 5% of Plan assets
Barclays Global Investors Equity Index Fund	5,904,220	-	5,904,220	5,904,220	-
Dodge & Cox Balanced Fund	11,601,075	-	11,601,075	11,601,075	-
Dreyfus Appreciation Fund	19,300,866	-	19,300,866	19,300,866	-
Janus Adviser International Fund	3,509,342	-	3,509,342	3,509,342	-
PVH Company Stock Fund	18,901,029	-	18,901,029	18,901,029	-
Strong Advisor Small Cap Value Z Class Fund	4,795,554	-	4,795,554	4,795,554	-
Strong Advisor Bond Z Class Fund	4,768,513	-	4,768,513	4,768,513	-

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 2002.

EXHIBIT INDEX

Exhibit No.

23.1 Consent of Independent Auditors (Associates Investment Plan for

Hourly Associates)

23.2 Consent of Independent Auditors (Associates Investment Plan for

Salaried Associates)

99.1 Certification of Emanuel Chirico Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 (Associates Investment Plan for Hourly Associates)

99.2 Certification of Emanuel Chirico Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 (Associates Investment Plan for Salaried Associates)